LETTERHEAD OF SAND HILLS, INC.

August 25, 2009

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jessica Kane, Esq.

Re:	Sand Hills, Inc.
Registration Statement on Form 10
Filed July 24, 2009
File No. 000-53736

Dear Ms. Kane:

This letter sets forth the responses of Sand Hills, Inc. (the “Registrant”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission in its letter dated August 19, 2009 to E. Robert Selby, the President of the Registrant, with respect to the registration statement on Form 10 filed on July 24, 2009 ("Registration Statement").  We have duplicated the comments set forth in the comment letter in this letter and have provided responses to each comment. We hope that the information provided is responsive to your questions and comments.

Concurrent with the filing of this letter on the SEC's EDGAR system, we are filing an amendment to the Registration Statement that incorporates the revisions made in response to the Staff's comments (the "Amendment").  References to page and paragraph numbers in our responses to the Staff's comments are to the corresponding page and paragraph numbers in the Amendment.

General

1.
Please note that the Form 10 goes effective by lapse of time 60 days after the registration statement was first filed pursuant to Exchange Act Section 12(g)(1), and then you will become subject to the applicable SEC reporting obligations.  If our comments are not addressed within this 60 day time period, you should withdraw the Form 10 prior to effectiveness and refile a new Form 10 that includes changes responsive to our comments.

Response

We acknowledge the Staff's comment and note that we are filing the Amendment within the 60-day time frame prior to effectiveness of the Form 10.

Attn: Jessica Kane, Esq.
United States Securities and Exchange Commission

Cover Page

2.	Please delete the reference to small business issuer under "General Form for Registration of Securities."

Response

We acknowledge the Staff's comment and advise you that we have deleted the reference to "small business issuer" on the cover page of the Amendment.

3.	It appears that the telephone number included in the cover page is not your telephone number. Please advise or revise accordingly.

Response

We acknowledge the Staff's comment and advise you that we have revised the cover page of the Amendment to provide the Registrant's correct telephone number.

Risk Factors, page 7

4.
On page 14, please revise your registration statement to remove the reference which refers to other risk factors about which you may not be aware.  All known material risks should be described.  If risks are not known or deemed material, you should not reference them.

Response

We acknowledge the Staff's comment and advise you that we have removed the reference on page 14 of the Amendment to other risk factors about which we may not be aware.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Liquidity and Capital Resources, page 15

5.
We note your statement that "management expects to fund additional costs and expenses which may be incurred in connection with due diligence activities and a Business Combination through further loans to or investment in the Company, as and when necessary."  Please expand your disclosure to discuss from whom you anticipate receiving further loans or investment.

Attn: Jessica Kane, Esq.
United States Securities and Exchange Commission

Response

We acknowledge the Staff's comment and advise you that we have revised the "Liquidity and Capital Resources" section appearing on page 15 of the Amendment to discuss from whom we expect to receive further loans or investment.

Directors and Executive Officers, page 17

6.	We note your statement that the Company has no employees other than Mr. Selby. It appears that Randy Ream is also an employee of the Company. Please advise or revise accordingly.

Response

We acknowledge the Staff's comment and advise you that we have revised the "Directors and Executive Officer" section appearing on page 17 of the Amendment to identify Mr. Ream as an employee of the Company.

Executive Compensation, page 17

7.	We note that you have not paid any cash compensation since inception. Please state whether any compensation has been earned by your named executive officers.

Response

We acknowledge the Staff's comment and advise you that no compensation of any nature has been paid or earned by the Registrant's named executive officers.  We have revised the disclosure under the heading "Executive Compensation" appearing on page 17 of the Amendment to indicate that the Registrant has not paid and will not pay compensation of any nature to any person.

Certain Relationships and Related Transactions and Director Independence, page 18

8.
Please state the names of the promoters, the nature and amount of anything of value received or to be received by each promoter, directly or indirectly, from the company and the nature and amount of any assets, services or other consideration therefore received or to be received by the Company.  If applicable, also describe any assets acquired or to be acquired by the company from a promoter.  See Item 404(c0 of Regulation S-K.

Response

We acknowledge the Staff's comment and advise you that no promoter of the Registrant has received, nor will they receive, anything of value from the Registrant, directly or indirectly, and that the Registrant has not received nor will it receive any assets, services or other consideration from promoters, other than the services being rendered as officers of the Registrant, for which they are not receiving any consideration.  We further advise you that the Registrant has not acquired nor will it acquire any assets from any promoter.  We have revised the disclosure under the heading "Certain Relationships and Related Transactions and Director Independence" appearing on page 18 of the Amendment to add a subsection titled "Promoters" in which we identify the "promoters" of the Registrant and disclose the foregoing.

Attn: Jessica Kane, Esq.
United States Securities and Exchange Commission

In connection with our response to the Commission’s comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company, in conjunction with its counsel, has worked diligently to respond to the Staff's comments as expeditiously as possible, and we hope that we have fully addressed and resolved any concerns the Staff may have had with respect to the Registration Statement.  If you wish to discuss this letter, or if you have further questions or comments, please do not hesitate to contact me at (704)-947-3793 or William Ruffa, Jr., company counsel, at (212) 355-0606.

Very truly yours,

/s/ E. Robert Selby
E. Robert Selby, President
Sand Hills, Inc.